FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

       This FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT ("Amendment") is made as of October 17, 1994 by and among NICECOM, LTD., a company organized under the laws of Israel ("Seller") and 3COM CORPORATION, a California corporation ("Purchaser") each of which are parties to an ASSET PURCHASE AGREEMENT ("Agreement") dated September 18, 1994.



                                  RECITALS

       A. Seller and Purchaser desire to amend certain provisions of the Agreement regarding the method of payment of the purchase price.

       B. There are certain other parties to the Agreement but such parties are not deemed to be parties for purposes of the sections to be amended, and therefore no consent of such parties hereto is required.


                                  AGREEMENT

       NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Defined Terms; No Other Amendment. Unless otherwise defined herein, all capitalized terms shall have the same meanings as provided in the Agreement. Except as specifically amended hereby, all other terms of the Agreement shall continue in affect without amendment, and this Amendment shall be deemed to be a part of the Agreement.

2. Manner of Payment of the Purchase Price. The parties have determined that the Purchase Price should be reduced in an amount equivalent to an amount of cash or cash equivalents to be
retained by Seller.   As a result Purchaser will reduce the
amount of the Cash Consideration to be paid by wire transfer by an amount equivalent to the value of such cash and cash equivalents, and Purchaser agrees that such cash and cash equivalents shall not be a part of the assets to be acquired. Seller shall convert all securities held by it to cash, and shall retain a portion of such cash as determined below. All other cash shall be transferred by Seller to Sub at the Closing by instruction to Seller bank to transfer such amount to an account established by Sub. To effect this change the parties agree that the following sections of the Agreement shall be amended as follows:

              a.     Section 1.2 shall read in full as follows:

"Purchase Price. In consideration of the sale, conveyance, assignment, transfer and delivery of the Purchased Assets, Purchaser shall (a) pay, or cause Sub to pay, to Seller, the Aggregate Consideration (as herein defined) and (b) assume, or cause Sub to assume, the Assumed Liabilities. As used herein, "Aggregate Consideration" means Fifty Three Million Thirty Seven Thousand Three Hundred and Twelve U.S. Dollars ($53,037,312), less an amount of U.S. Dollars equal to (i) Four Million Seven Hundred Thousand (NIS4,700,000) Israeli Shekels multiplied by
(ii) the exchange rate obtained by 3Com upon the exchange of U.S. dollars for Israeli Shekels on the Closing Date with respect to the exchange necessary to obtain Shekels to pay the portion of the purchase price to be paid by Sub.

              b. The first sentence of Section 1.3 shall read in full as follows:

"Cash Consideration" shall mean the cash consideration to be paid to Seller as consideration for the Purchased Assets, which shall be an amount equal to the Aggregate Consideration in U.S. Dollars minus the Value of the Stock Consideration.

              c.     Section 1.5 is amended to add a new subsection
(a), and existing subsections (a), (b) and (c) (and all references in the Agreement to such subsections) are redesignated as (b), (c) and (d).

              d. Section 1.5 is amended to add a new subsection (a) to read in full as follows:

"(a) A portion of the Purchase Price is attributable to the Purchased Assets to be transferred to Sub, which shall be an Israeli corporation, and such portion of the Purchase Price shall be as set forth in the bill of sale for such Purchased Assets to be delivered at the Closing. The remaining portion of the Purchase Price shall be attributable to the Purchased Assets to be transferred to Purchaser. The portion of the Purchase Price attributable to the Purchased Assets to be transferred to Sub shall be paid to Seller either in U.S. dollars or in Israeli shekels."

              e. Section 1.5(b) is amended to add the following sentence at the end thereof:

" For purposes of paying the Cash Consideration, a portion of the Cash Consideration shall be payable in Israeli shekels, as determined in Section 1.5(a) and the remaining amount paid to Seller shall be paid in U.S. dollars."


              f. Section 2.2 (e) is amended to read in full as follows: "(e) all cash, cash equivalents, securities, notes payable or other debts owed to Seller and deposits and rights with respect to the Purchased Assets, and all lock-box accounts which are used in the conduct of the Business, located in, or arising under the laws of (i) Israel; or (ii) the United States, as enumerated in the Disclosure Schedule (as defined below), provided however, that an amount of cash or cash equivalents with a value of 4,700,000 shekels shall not be a Purchased Asset;"

              g. Section 2.3 is amended to include as an Excluded Asset a certain amount of cash and an additional contract by amending subsection (c) thereof to read in full as follows: "(c) an amount of cash or cash equivalents with a value of 4,700,000 shekels, the Epilogue Agreement referred to in Section 5.2(d)
(ii), and all assets identified as excluded from purchase under
Exhibit 2.3(c) - List of Excluded Assets."

              h.     The definition of "Purchaser Closing Price in
Section 1.3 of the Agreement shall be revised to read in full as follows "Purchaser Closing Price" shall mean the average of the closing prices of a share of Purchaser's common stock on the ten
(10) consecutive trading days up to and including the third trading day prior to the Closing Date.

3. VAT Payment Date. Purchaser and Sub have been advised that pursuant to Section 20 of the VAT law of the Israel, the director of VAT has approved the payment by Sub of any VAT that is due directly to such director. The parties agree that VAT payments with respect to the transaction are not required to be paid until November 15, 1994, and, further, that such payments will not be paid by Seller, and are not due from Sub to Seller, but will be paid directly by Sub. Purchaser agrees to cause Sub to make such payment and to indemnify Seller against any claims which may be made against it by the director of VAT in respect of the transaction.

4. Calculation of Escrow Amounts. The foregoing amendments notwithstanding, all calculations of the amounts to be deposited in Escrow shall be based upon the Aggregate Consideration and the Cash Consideration as defined in the Agreement prior to this Amendment.



       IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                                       NICECOM, LTD.


                                       By: \s\ Hanan Miron

                                       Title: Vice President, CFO


                                       By: \s\ Nachman Shelef

                                       Title: President


                                       3COM CORPORATION


                                       By: \s\ Mark D. Michael

                                       Title: VP, General Counsel
                                              and Secretary